UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    February 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated February 11, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: February 11, 2008

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

ESAASE GOLD PROJECT INFILL DRILLING PROGRAM CONTINUES TO RETURN HIGH GOLD GRADES

Vancouver, BC, February 11, 2008 - Keegan Resources Inc. (“Keegan”) is pleased to announce the results of five new drill infill drill holes from within the existing 43-101 resource area. Highlights include 42 meters of 8.75 g/t Au and 35 meters of 2.02 g/t Au from drill hole KER264.  This is the largest cumulative grade width intercepts obtained from a drill hole on the property so far.  Other highlights include 105 meters of 1.48 g/t Au from drill hole 265 and 55 meters of 1.42 g/t Au from drill hole 268 (please see www.keeganresources.com for a drill hole location map).  Keegan is currently using two drill rigs on the Esaase property to rapidly upgrade and expand the existing resource. The company has initiated engineering studies to develop optimized mine and processing design.

Table 1.  Initial intercepts from the 2008 infill drill program, Esaase gold deposit

Hole ID	From	To	Width	grade (g/t)	Hole ID	From	To	Width	grade (g/t)
KERC264	8	43	35	2.02	KERC266	86	189	103	0.93
including	23	24	1	25.58	including	104	105	1	11.7
and	30	31	1	10.86	KERC267	6	27	21	0.7
KERC264	70	112	42	8.75	KERC267	71	78	7	0.74
including	81	83	2	85.65	KERC267	98	104	6	0.55
and	93	95	2	76.23	KERC268	91	111	20	2.49
KERC265	62	167	105	1.48	including	95	96	1	28.6
including	62	63	1	38.4	KERC268	130	137	7	0.8
and	101	102	1	44.2	KERC268	160	215	55	1.42
KERC266	48	53	5	0.61	including	171	172	1	17.4
					and	204	205	1	10.8

President and CEO Dan McCoy states: "These high grade intercepts illustrate the strength of the Esaase gold system.  As we continue to understand the geologic controls of the gold system, we believe we have significant room to increase the value of the growing deposit, both within the existing resource as well as along strike, down dip and at depth.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits.  All reverse circulation drill samples are weighed on site.  All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.  Intercepts were calculated to emphasize width rather than grade:  a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au.  All internal intercepts above 10 g/t Au are reported within the intercept.  Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.  Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west.  The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or mail to:info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

KEEGAN
RESOURCES INC.

Esaase Infill Holes: February 2008

Focused Exploration Providing Growth

LEGEND
Infill drill holes this release
Infill drill holes pending assay
Previously Assayed Drill hole
South Extension Mineralized Envelope
South Extension grade-width greater than 35 g/t meter
Currently Defined Resource Area (43-101 compliant)
KERC268
KERC264
KERC266
KERC265
KERC267
N
0
250
500
meters